Entergy Louisiana, LLC 639 Loyola Avenue New Orleans, LA 70113

Alyson M. Mount Senior Vice President and Chief Accounting Officer

July 8, 2013

Robert Errett
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Entergy Louisiana Investment Recovery Funding I, L.L.C.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-175117-01

Dear Mr. Errett:

Set forth below are the responses of Entergy Louisiana, LLC, as servicer for Entergy Louisiana Investment Recovery Funding I, L.L.C. (the “Issuer”), to the comments of the staff of the United States Securities and Exchange Commission set forth in your letter of June 24, 2013, to Alyson Mount, the senior officer in charge of the servicing function of such servicer.  For the convenience of the staff, the comments of the staff are reproduced immediately below and are followed by our corresponding responses.

Upon receipt of your letter, we contacted representatives of The Bank of New York Mellon and requested that they provide us with relevant information that was responsive to your comments #2 and #3, and the responses to such comments that are set forth below are based on the information provided to us by The Bank of New York Mellon (“BNY Mellon”).

Comment

1. We note your response to comment 1 of our letter. In addition to any material instance(s) of noncompliance identified in the Form 10-K, please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance(s) of noncompliance with the servicing criteria will provide disclosure, similar to what you have provided in your supplemental responses, to address the following:

● The asset type(s) included in the sample of transactions reviewed for purposes of assessing compliance with servicing criteria applicable to them, where the identified instances of noncompliance were found to exist, and whether the identified instances of noncompliance involved the subject transaction;
● The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instances of noncompliance that have affected payments or expected payments on the asset-backed securities; and
● The party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Response

We hereby confirm that, in addition to any material instance(s) of noncompliance identified in the Form 10-K, if any Item 1122 report of Entergy Louisiana, LLC, as servicer or any of its affiliates, provided in connection with future filings identifies a material instance(s) of noncompliance with the servicing criteria, then we will provide disclosure to address the following:

● The asset type(s) included in the sample of transactions reviewed for purposes of assessing compliance with servicing criteria applicable to them, where the identified instances of noncompliance were found to exist, and whether the identified instances of noncompliance involved the subject transaction;
● The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instances of noncompliance that have affected payments or expected payments on the asset-backed securities; and
● The party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

In addition, if any unaffiliated servicer’s Item 1122 report identifies a material instance of noncompliance, we will request that such servicer disclose to us the information noted in the three bullet points above.  To the extent the servicer provides any such information to us or we otherwise possess any such information, we will disclose such information in the related Form 10-K, and if we are unable to obtain such information, we will disclose the reason why we were unable to obtain such information.  We have limited our undertaking with respect to unaffiliated servicers as it appears that neither Form 10-K nor Item 1122 expressly require disclosure of the requested information. The unaffiliated servicer is contractually obligated to provide to the Issuer the information required under Rules 13a-18 and 15d-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1122 of Regulation AB.  There can be no assurance that the unaffiliated servicer will provide to the Issuer the information identified in the three bullet points above as the unaffiliated servicer is not contractually obligated to do so absent amendment of any of Rules 13a-18 or 15d-18 under the Exchange Act or Item 1122 of Regulation AB.

Comment

2.  We note your response to comment 2 of our letter. Please explain how, if the sample of transactions did not include the asset type covered by the Form10-K, BNYM was able to conclude that the identified instances of noncompliance did not involve the transactions covered by the Form 10-K.

Response

BNY Mellon was able to conclude that the identified instance of noncompliance did not involve the transactions covered by the Form 10-K because the identified instance of noncompliance was unique to specific manufactured housing transactions.  The Form 10-K of the Issuer does not cover manufactured housing transactions.  The instances of noncompliance were identified by BNY Mellon personnel and the servicer for the affected transactions.

Comment

3. We note your responses to comments 3 and 4 of our letter. With a view towards disclosure, please tell us whether the quality control steps instituted by BNYM Mellon were implemented across the platform. If not, please tell us why not.

Response

The quality control steps implemented as a result of the identified instances of noncompliance were not implemented across the Platform as this type of error does not affect other transactions on the Platform.  The identified instances were unique to certain manufactured housing transactions; therefore, new quality control steps were only needed for this asset type.

BNY Mellon believes its current quality control practices that test the accuracy of its payment models are sufficient.

If you have any questions regarding this response, you may call Dawn Balash at (504) 576-6755.

Very truly yours,

/s/ Alyson M. Mount

Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Louisiana, LLC
(Senior officer in charge of the servicing function of the servicer)

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